CM 9/1

BB 8/27

SECU 04019771 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2003 (MM/DD/YY) AND ENDING JUNE 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGENTHAU & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL PLAZA, SUITE 2504
(No. and Street)

FT. LAUDERDALE (City) FLORIDA (State) 33394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY R. MORGENTHAU 954-463-0501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEEFE, McCULLOUGH & CO., LLP, C.P.A.'S
(Name – *if individual, state last, first, middle name*)

6550 N. FEDERAL HIGHWAY, #410 (Address) FT. LAUDERDALE (City) FL (State) 33308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED AUG 24 2004 WASH, D.C. 208

PROCESSED SEP 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
B

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 2

OATH OR AFFIRMATION

I, ANTHONY R. MORGENTHAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGENTHAU & ASSOCIATES, INC., as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth C. Anderton
MY COMMISSION # DD061945 EXPIRES
October 1, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2004 and 2003

TABLE OF CONTENTS

KMC

KEEFE, MCCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A.
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

CHRISTOPHER L. COLLINS, C.P.A.
CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.
NICHOLAS A. GROSS, C.P.A.
KEVIN R. ROACH, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statements of financial condition of Morgenthau & Associates, Inc. (the "Company") as of June 30, 2004 and 2003, and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. at June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 is presented as required under SEC Rule 17a-5 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Keefe, McCullough & Co., LLP
KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
July 7, 2004

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

ASSETS

	2004	2003
ASSETS:		
Cash	$ 24,112	$ 49,548
Accounts receivable, commissions	8,885	12,283
Prepaid expenses	5,287	4,653
Prepaid taxes	4,269	-
Deposit with clearing broker	15,000	15,000
Securities owned (Note 3):		
Marketable, at market value	26,918	35,842
Not readily marketable, at estimated fair value	81,588	123,020
Deposits, other	1,052	368
Office furniture and equipment, at cost, less accumulated depreciation of $ 5,102 and $ 4,187, respectively	742	1,656
Total assets	$ 167,853	$ 242,370

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES:		
Accounts payable and accrued expenses	$ 165	$ 3,313
SEC bond deposit	5,000	-
Income taxes payable	-	10,766
Total liabilities	5,165	14,079
STOCKHOLDER'S EQUITY:		
Common stock, $ .01 par value; 100,000 shares authorized, 98,800 shares issued and outstanding	988	988
Paid-in capital	224,812	234,812
Retained earnings (deficit)	(63,112)	(7,509)
Total stockholder's equity	162,688	228,291
Total liabilities and stockholder's equity	$ 167,853	$ 242,370

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2004 and 2003

	2004	2003
INCOME:		
Retail commissions and fees	$ 58,411	$ 150,197
Private placement commissions (Note 5)	9,506	135,543
Total income	67,917	285,740
GENERAL AND ADMINISTRATIVE EXPENSES:		
Administrative fee (Note 5)	27,600	92,760
Rent, net of sublease (Notes 4 and 5)	15,540	14,993
Professional fees	13,429	44,137
NASD membership	9,770	9,076
Taxes and licenses	3,647	584
Printing	2,102	-
Dues and subscriptions	1,368	4,823
Insurance, general	1,200	981
Provision for depreciation	915	2,144
Penalties and fines	541	13,000
Miscellaneous	389	753
Commissions	338	273
Seminars and training	135	3,392
Postage	-	365
Total general and administrative expenses	76,974	187,281
Operating income (loss)	(9,057)	98,459
OTHER INCOME (EXPENSE):		
Miscellaneous	2,053	2,288
Interest income	189	-
Unrealized loss on investments	(50,357)	(21,981)
Loss on sale of property and equipment	-	(51)
Total other income (expense)	(48,115)	(19,744)
Income (loss) before provision (credit) for income taxes	(57,172)	78,715
PROVISION (CREDIT) FOR INCOME TAXES (Note 7)	(1,569)	10,766
Net income (loss)	$ (55,603)	$ 67,949

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2004 and 2003

	Capital Stock								
	Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total Stockholder's Equity
BALANCES, July 1, 2002	98,800	$	988	$	234,812	$	(75,458)	$	160,342
Net income for the year ended June 30, 2003	-		-		-		67,949		67,949
BALANCES, June 30, 2003	98,800		988		234,812		(7,509)		228,291
Net loss for the year ended June 30, 2004	-		-		-		(55,603)		(55,603)
Stockholder capital withdrawal	-		-		(10,000)		-		(10,000)
BALANCES, June 30, 2004	98,800	$	988	$	224,812	$	(63,112)	$	162,688

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (55,603)	$ 67,949
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized loss on investments	50,357	21,981
Provision for depreciation	915	2,144
Loss on sale of property and equipment	-	51
Non-cash commission income	-	(100,000)
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	3,398	3,728
(Increase) decrease in prepaid expenses	(634)	(30)
(Increase) decrease in prepaid income taxes	(4,269)	-
(Increase) decrease in deposits	(684)	-
(Increase) decrease in due from MP1, LLC	-	19,450
Increase (decrease) in accounts payable and accrued expenses	(3,148)	(3,726)
Increase (decrease) in SEC bond deposits	5,000	-
Increase (decrease) in income taxes payable	(10,768)	-
Net cash provided by (used in) operating activities	(15,436)	11,547
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment of loan from stockholder	-	(9,104)
Purchase of investments	-	(22,943)
Net cash used in investing activities	-	(32,047)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawal by stockholder	(10,000)	-
Net cash used in financing activities	(10,000)	-
Net decrease in cash	(25,436)	(20,500)
CASH, July 1	49,548	70,048
CASH, June 30	$ 24,112	$ 49,548
SUPPLEMENTAL DISCLOSURES:		
Cash received during the year for - Interest income	$ 189	$ -
Cash paid during the year for - Income taxes	$ 13,579	$ -
Non-cash investing activities:		
Private placement commission income received in the form of securities	$ -	$ 100,000

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 1 - ORGANIZATION AND OPERATIONS

Morgenthau & Associates, Inc. (the "Company") is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby a corresponding Broker-Dealer handles all customers' money and stock transactions. In addition, the Company conducts a number of private placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

For financial statement reporting purposes, revenues are recognized when earned and costs are recognized when incurred.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents at one financial institution which occasionally exceed Federal insured amounts.

Allowance for doubtful accounts:

Management periodically reviews the accounts receivable balance and provides an allowance for accounts which may be uncollectible. At June 30, 2004, management considers the accounts receivable to be fully collectible within the current accounting period and no allowance for doubtful accounts is considered necessary.

Provision for depreciation:

The Company provides for depreciation of its property and equipment using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5-7 years

Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision (credit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities:

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as estimated by management.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain prior year balances have been reclassified to be consistent and comparable to the current year financial statements presentation.

NOTE 3 - SECURITIES OWNED

Marketable equity securities owned consist of the following:

Corporate stocks, at cost	$	54,600
Options and warrants, at cost		3,300
		57,900
Unrealized losses		(30,982)
Market value	$	26,918

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

Corporate stock, at cost	$	100,000
Options and warrants, at cost		22,943
		122,943
Unrealized losses		(41,355)
Estimated fair value	$	81,588

NOTE 4 - LEASING ARRANGEMENTS

The Company leases office space under an operating lease that provides for annual fixed rental increases of approximately 3%. The lease expires on April 30, 2006 and does not contain a renewal option. Concurrent with the commencement of this lease, the Company entered into a sublease agreement with a related entity (Note 5) to recover a majority of the lease cost. Rent expense for the years ended June 30, 2004 and 2003 is as follows:

		2004		2003
Rent expense	$	69,973	$	67,785
Less sublease recovery		54,433		52,792
Net rent expense	$	15,540	$	14,993

Future minimum lease payments under the above non-cancellable operating and sublease arrangement are approximately as follows:

Year ending June 30		Gross Rentals		Net of Sublease Recovery
2005	$	72,000	$	14,400
2006	$	61,000	$	12,200
Thereafter	$	NONE	$	NONE

NOTE 5 - RELATED PARTY TRANSACTIONS

Commission and fee income:

The Company receives commission income as the private placement agent for several companies related by common ownership and/or management. Commission income from these entities amounted to $ 9,506 and $ 135,543 for the years ended June 30, 2004 and 2003, respectively.

Other related party transaction:

Morgenthau Capital Advisors, LLC, a company wholly owned by the Company's sole stockholder, provides administrative support services to the Company which are calculated during the last month of each fiscal year. Administrative support fee paid to Morgenthau Capital Advisors, LLC aggregated $ 27,600 and $ 92,760 for the years ended June 30, 2004 and 2003, respectively. In addition, the Company subleases office space to Morgenthau Capital Advisors, LLC to recover a majority of the Company's lease payments (Note 4). Sublease recoveries from Morgenthau Capital Advisors, LLC totaled $ 54,433 and $ 52,792 for the years ended June 30, 2004 and 2003, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" Exchange also provides that equity capital cannot be withdrawn or cash dividends if the resulting capital ratio would exceed 10 to 1). The Company had net capital of $ 74,019 which was $ 73,675 in excess of its required net capital. The Company's net capital ratio was .07 to 1.00.

NOTE 7 - PROVISION (CREDIT) FOR INCOME TAXES

The provision (credit) for income taxes at June 30, 2004 and 2003 consisted of the following:

	2004	2003
Current tax provision (credit)	$ (1,569)	$ 27,584
Benefit of net operating loss carryforwards, previously offset by a valuation allowance	-	(15,020)
Benefit of charitable contribution carryforwards, previously offset by a valuation allowance	-	(1,798)
Net current provision (credit)	$ (1,569)	$ 10,766

The Company's effective tax rate is different than what would be expected if the statutory rates were applied to "net income (loss) before income taxes" primarily because of graduated income tax rates and expenses deductible for financial reporting purposes that are not deductible for tax purposes. No deferred taxes are provided as the tax benefit of the unrealized losses on securities has been offset by a valuation allowance (Note 2). The income tax credit of $ 1,569 relates to the current year net loss carried back and offset against the prior year's net taxable income.

NOTE 8 - CONTINGENCY

The Company has entered into a contingent fee arrangement with ALfresh Foods, Inc. for the payment of commissions previously earned by the Company. ALFresh Foods, Inc., which is related by common ownership, has incurred operating losses every year since its inception in 1995. Because of ALFresh's poor financial condition and the uncertainty of any current collections, Morgenthau & Associates, Inc. has converted ALFresh's contractual obligation for commissions to a contingent arrangement, wherein ALFresh is required to make payments of 8% of its earnings before non-cash charges and income taxes, determined on an annual basis and payable by April 1 of the year following the year of determination. ALFresh may, however, make voluntary payments against the total fees due to the Company at any time. During the year ended June 30, 2004, ALFresh did not make any voluntary payments. The balance of contingent unpaid fees due to the Company aggregated approximately $ 497,000 at June 30, 2004.

MORGENTHAU & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
June 30, 2004

TOTAL STOCKHOLDER'S EQUITY	$	162,688
NON-ALLOWABLE ASSETS:		
Property and equipment, less accumulated depreciation		742
Securities not readily marketable		81,588
Prepaid expenses		5,287
Deposits, other		1,052
Total non-allowable assets		88,669
NET CAPITAL	$	74,019
AGGREGATE INDEBTEDNESS:		
Liabilities from the statement of financial condition	$	5,165
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	344
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	73,244
Excess net capital at 1,000 percent	$	73,502
Ratio aggregate indebtedness to net capital		.07 to 1.00
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2004):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	42,832
Allowable assets erroneously reported as non-allowable marketable equity securities		31,187
Net capital per above	$	74,019

KMC

KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A.
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.
CHRISTOPHER L. COLLINS, C.P.A.
CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.
NICHOLAS A. GROSS, C.P.A.
KEVIN R. ROACH, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of Morgenthau & Associates, Inc. for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Morgenthau & Associates, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in the making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keefe, McCullough & Co., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
July 7, 2004